MYRA

DURRANI



6836 Trellis Vine Loop Windermere, FL 34786 | (M) 407-580-2770 | myra@mobileyme.com

PROFESSIONAL SUMMARY

Myra Durrani is a Business-driven entrepreneur with more than 15 years of owning and managing her own construction company along with multiple other businesses she's Determined and experienced in client rapport, strategic initiatives and employee mentoring and coaching. Strategic-thinking individual experienced in turning low-performing organizations into top revenue producers. Offering an engaging and pleasant personality with expertise improving customer relationships. Talented Individual with excellent marketing, customer service and facility oversight skills and more than 15 years of experience. Highly effective and comfortable working with people at all levels in an organization. Dedicated to continuous process improvement in the face of rapidly evolving and changing markets. Extremely results-oriented and proactive in finding cost-effective solutions to company-wide problems. Seasoned professional who excels in establishing excellent working relationships with customers, employees, vendors and contractors. Versatile Owner focused on team building and talent development. Driven to surpass company goals while thriving in deadline-driven environments. High-energy, successful in building and motivating dynamic teams. Cultivates a company culture in which staff members feel comfortable voicing questions and concerns, as well as contributing new ideas that drive company growth. Talented focused on process improvement and on-time project delivery. Budgeting and forecasting specialist. Award-winning individual with international sales experience and strong closing abilities.

SKILLS

- Recruitment and talent development
- Process improvement
- Customer relations
- Multi-operations management
- Results-oriented
- Microsoft Office Suite expert
- Personnel management
- Lean manufacturing

- Project controls
- Contract management
- Vendor sourcing and negotiations
- Methodologies and deployment
- Advanced cost control techniques
- Inventory control
- Logistics management
- New product introductions
- Multi-site operations expert
- Accounts payable and receivable
- Talented multi-tasker

- Change Management theory
- Revenue adjustments
- Verbal and written communication
- Operations management
- Coaching and mentoring
- Customer service
- Relationship building
- Customer-oriented
- Quality Control
- Strategic planning
- Budgeting and finance
- Project management
- Recruitment and talent development

WORK HISTORY

JUNE 2008-JANUARY 2015

SEPTEMBER 2019-PRESENT

Owner | CA Machines | Orlando, Florida *Owner | CEO of MobileyMe | Windermere, Florida*

- Assisted with the creation of the marketing strategy and advertising initiatives that were used to promote the facility to the public.
- Tracked trends and suggested enhancements that would both challenge and refine the company's product offerings
- Oversaw all departments, including Financial department and Marketing department for a $500,000 annual revenue-producing construction establishment.
- Analyzed contract performance for bids, budgets and forecasts.
- Maintained up-to-date account distribution information.
- Coordinated upper management's market visits and key account calls.
- Developed methods to establish and clarify customer objectives.
- Created market and customer-specific marketing solutions for managed brands.

EDUCATION

1998

High School Diploma:
Boardman High School, Youngstown, OH

BRYANSEELY

Phone   206 949-1377

Email   bmseely@gmail.com

HIGHLIGHTS

-17 years of experience in a broad range of disciplines; specializing in Office 365, Skype for Business, Azure, cybersecurity, network engineering and cloud security.

-Former US Marine with honorable discharge – held Top Secret SCI / SSBI clearance.

-Highly technical yet enjoys leadership challenges, mentoring and training.
- Strong written, oral and presentation skills with the ability to discuss highly technical concepts to all audiences, ranging from non-technical people to executive level technical decision-makers.

-Bilingual Japanese & English

EXPERIENCE

CISO / Co-Founder / Evangelist   *Feb 2020 – Present*
Mobileyme Inc.
Co-founded and in charge of managing all information security for Mobileyme Inc as well as actiong as an evangelist for the company due to public speaking platform. Responsible for corporate infrastructure, web application security and penetration testing.

Senior Security Engineer   *Mar 2018 – Mar 2020*
Lighthouse Document Technologies
Senior security engineer for Seattle based eDiscovery firm, Lighthouse Document Technologies. Responsible for security for windows infrastructure of more than 4000 servers and laptops. Servers were virtualized, in geo-redundant datacenters.

Managed the deployment and configuration of Tenable Security Center (Tenable.sc) as well as nessus and passive scanners, vulnerability reports and infrastructure testing.

Responsible for leading pentesting efforts and coordination with thirdparty pentesting organizations as required by our corporate clients. Responsible for mitigating and fixing all the findings from pentests and getting them retested for compliance.

Systems Architect   *Jun 2015 – Mar 2017*
J4 Capital Investments

This was an engineering / architecture role building 2 datacenters from scratch to support over 1000 servers with over 32000 cores.

-Responsible for the design, architecture and configuration of 2 full scale data centers to support machine learning applications for a cutting edge financial services firm. Built both facilities from scratch, including alarm systems, video surveillance, motion sensors, NFC keycard entry, server racks, additional power circuits, air flow management and much more.

-Implemented and managed intrusion detection systems as well as Security Incident and Event Management systems.

-Implemented vulnerability scanning procedures and managed corporate red & blue Team activities.

-Created corporate security policy, disaster recovery plans, mobile device policy, and ensured we were compliant with PCI, SOC, SOX and all SEC regulations.

-Managed and effectively mitigated dozens of advanced persistent threats and DDoS attacks over 2 year period.

-Heavy usage of Powershell and python for automation as well as chef for Linux OS deployment.

Production Environment
Cisco Switches and Firewalls, SonicWall Firewalls
1000 SuperMicro Servers / IBM Servers deployed with Red Hat Enterprise Linux & 50 Windows Server 2012. Several Honeypots, numerous VLAN's, SEIM & IDS appliances and 2 classified security appliances built on military grade technology.

Sr. Systems Engineer   Mar 2014 – May 2015
Fuse Networks   *Seattle*, *WA*

Senior Engineer role at Managed Services provider in Seattle. Supporting 100+ organizations with heavy use of Office 365, Azure, AWS and a self hosted cloud environment.

-Primary duties were to be the final escalation point for service and support tickets as well as designing and architecting new projects for professional services deployments.

-Lync / SfB Subject Matter Expert duties were to architect new Office 365 / Lync / Skype for Business for several clients in the area. Configurations ranging from full self-hosted (on-prem), hybrid cloud and fully Office 365 contained.

-Migrated dozens of small and medium sized businesses to Microsoft Office 365 and developed migration procedures to streamline / reduce downtime.

- Managed internal training of support staff, engineers and created support documentation to include knowledge base article writing, SOP development, staff mentoring and training sessions and official PowerPoint / media for employees.

-Conducted firewall audits, infrastructure penetration testing and optimized client firewalls after audits were completed.

Sr. Lync & Exchange Engineer

Avanade

Apr 2013 – Feb 2014

Seattle, WA

This was a tier 3 / 4 engineering role at the second largest hosted Office 365 environment in the world. Senior Lync & Exchange resource with over 1.5 million seats on Lync and 2.5 million Exchange seats.

-Duties as Senior Lync Engineer were to handle all ticket escalations at the tier 3-4 level for all products (Lync, Exchange, Azure), assist with deployments, and troubleshoot outages on these products as well as being a technical expert on the infrastructure that supported the individual services.

-Acted as a senior F5 Load Balancer resource which became an official Load Balancer support team with on-call rotation.

-Investigated call quality issues for our global clients by investigating SIP traffic with wireshark, proprietary SIP analysis tools, and extensive log / event reviewer analysis.

-Tested and became certified by Microsoft at the MCSE level for both Lync 2010 and Lync 2013 and passed 2 higher level PSLP exams as well.

Consultant

Self Employed

2010 - 2017

Worked as an independent IT & security consultant over the last 7-10 years. Primarily handling security engagements, VoIP / Lync deployments and other Office 365 / cloud projects.

-Conducted internal & external penetration tests on network / computer infrastructure, web applications, as well as mobile devices and other hardware.

-Architected and deployed several Lync / Skype for business environments for up to 2000 seats in one organization.

-Brought to F5 networks as a subject matter expert to troubleshoot their on-premise Lync environment as their pilot deployment was experiencing several call quality / disconnect issues especially when calls were made to other continents. Redesigned their Lync topology, redeployed and was ultimately able to fix their environment and scale it to support 10,000 users.

Corporal - Linguist

United States Marine Corps

2002 - 2004

Joined the United States Marine Corps, obtained a TS/SCI Clearance working in cryptographic / signals intelligence. Honorable discharge.

Skills

Cloud	Azure, AWS, Google and self-hosted infrastructure.
Devops	Python, PowerShell, Chef, Puppet, Ansible
Office 365	Azure, Azure Active Directory, PKI, Lync, Skype for Business, Office 365 Migrations, Technical Writing, Office 365 Architecture, Enterprise Deployments, SCCM, SQL, Hyper-V, Azure DNS,

	ExpressRoute, Virtual Network, Key Vault, Security Center, Azure Container Instances, Load Balancer, Azure DDoS Protection.
Networking	TCP/IP, VOIP, DNS, DHCP, ARP, SIP, NAT, VPN, RDP, OSPF, BGP, RIP, EIGRP
Security	Penetration Testing, SIEM, Vulnerability assessments, Security Compliance –SOX, PCI, HIPAA, PCI-DSS , Security Audits, Network Security, Cloud Security, Mobile Device Security, Red Team, Blue Team, PCI Readiness Assessments, Vulnerability and Patch management, Development of Security Policies and Procedures, Threat-Risk assessments, Nmap, Metasploit, Kali Linux, Burp Suite Pro, Responder,
Identity	Okta, SAML, Azure AD Identity, directory integrations, ADFS, Azure AD B2C, SSO, Google, OpenID

TRAINING & EDUCATION

Training:

United States Marine Corps Basic Training

USMC Infantry School

Defense Language Institute Korean Basic Language course

Various Intelligence and Counter Intelligence Courses

Cisco CCNA Professional Training Course

LabTech Professional Training

WatchGuard XTM

F5 LTM Training

Certified Ethical Hacker - CEH Training

CISSP Training Course

Certifications:

70-346: Managing Office 365 Identities and Requirements

Microsoft Lync 2010 MCTS

Microsoft Lync 2010 MCITP

Microsoft Lync 2013 MCSE

Microsoft Lync 2013 Enterprise Voice

Premier Support Lync Professional (PSLP) 2010 – Support Level

Premier Support Lync Professional (PSLP) 2013 – Support Level

LabTech Certified Professional (LTCP)

WatchGuard XTM Certified

F5 Local Traffic Manager (LTM) Certified

Cisco Certified Networking Associate (CCNA)